UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-49106

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hancock Whitney Investment Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Hancock Whitney Center 701 Poydras Street, Suite 3100
(No. and Street)

New Orleans	LA	70139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ronald J. DeBlanc	504-729-1147	ronald.deblanc@hancockwhitney.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers,LLP
(Name – if individual, state last, first, and middle name)

909 Poydras Street	New Orleans	LA	70112
(Address)	(City)	(State)	(Zip Code)

10/20/03	0238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald J.DeBlanc, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hancock Whitney Investment Services, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Thomas Corrington
Notary Public - State of Louisiana
Parish of Orleans
Notary Public ID # 41747
Commission is for life

Signature: [signature]

Title: Senior Vice President,
Hancock Whitney Investment Services, Inc.

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hancock Whitney Investment Services, Inc.

(A wholly-owned subsidiary of Hancock Whitney Corporation)

Financial Statements and Supplemental Schedules pursuant to Rule 17a-5 of the Securities Exchange Act

December 31, 2021

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Index
December 31, 2021



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Hancock Whitney Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hancock Whitney Investment Services, Inc. (the "Company") as of December 31, 2021, and the related statements of income, of stockholder's equity, and changes in liabilities subordinated to claims of general creditors and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2021 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2022

We have served as the Company's auditor since 2009.

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, Louisiana 70112
T: (504) 558 8200; F: (504) 558 8960, www.pwc.com/us

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$ 17,648,783
Receivables from clearing organizations and insurance companies	651,268
Underwriting fee receivable	288,392
Furniture and equipment, less accumulated depreciation of $345,685	5,620
Deferred tax asset	505,806
Other assets	271,464
Total assets	$ 19,371,333

Liabilities and Stockholder's Equity

Accounts payable and other accrued expenses	$ 2,362,726
Income taxes payable	521,260
Due to Affliate, net	98,991
Total liabilities	2,982,977
Stockholder's equity	
Common stock, $1 par value per share; Authorized and outstanding 1,000 shares	1,000
Contributed capital	1,672,700
Retained earnings	14,714,656
Total stockholder's equity	16,388,356
Total liabilities and stockholder's equity	$ 19,371,333

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Income
Year Ended December 31, 2021

Revenues		
Income from sales of annuity contracts	$	8,539,280
Fee income		14,201,613
Commission income on other investments products		3,646,857
Commission income on insurance products		1,742,667
Underwriting income		1,305,413
Interest, dividends and other income		62,259
Total revenues		29,498,089
Expenses		
Employee compensation and benefits		16,865,160
Brokerage, clearing, and license fees		2,286,084
Occupancy and equipment		413,670
Data processing		694,047
Other expenses		3,160,987
Total expenses		23,419,948
Income before income taxes		6,078,141
Income taxes		1,562,934
Net income	$	4,515,207

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Stockholder's Equity
Year Ended December 31, 2021

	Common Stock	Contributed Capital	Retained Earnings	Total
Balance, January 1, 2021	$ 1,000	$ 1,672,700	$ 15,199,449	$ 16,873,149
Net Income	-	-	4,515,207	4,515,207
Dividend	-	-	(5,000,000)	(5,000,000)
Balance, December 31, 2021	$ 1,000	$ 1,672,700	$ 14,714,656	$ 16,388,356

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Changes in Liabilities Subordinated to Claims
of General Creditors
Year Ended December 31, 2021

There were no liabilities subordinated to claims of general creditors at December 31, 2021 and 2020, and no changes for the year ended December 31, 2021.

The accompanying notes are an integral part of these financial statements.

5

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities	
Net income	$ 4,515,207
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	2,139
Provision for deferred taxes	(279,281)
Increase in receivables from clearing organizations and insurance companies	(276,299)
Increase in underwriting fee receivable	(288,392)
Change in income taxes receivable/payable, net	569,971
Decrease in other assets	31,726
Increase in accounts payable and accrued expenses	834,408
Increase in due to Affliate,net	55,782
Net cash provided by operating activities	5,165,261
Cash flows from investing activities	
Purchases of furniture and equipment	(53)
Cash used in investing activities	(53)
Cash flows from financing activities	
Dividends paid	(5,000,000)
Net cash used in financing activities	(5,000,000)
Net increase in cash and cash equivalents	165,208
Cash and cash equivalents, beginning of year	17,483,575
Cash and cash equivalents, end of year	$ 17,648,783
Supplemental disclosure of cash flow information	
Cash paid to Parent for income taxes	$ 1,347,087

The accompanying notes are an integral part of these financial statements.

1. **Organization and Significant Accounting Policies**

    Organization and Operations
    Hancock Whitney Investment Services, Inc. (the "Company") is a dually registered broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in the brokerage and investment advisory business and is a wholly-owned subsidiary of Hancock Whitney Corporation (the "Parent"), an SEC registrant whose primary business is depository and lending services. The Parent is a registered financial holding company, authorized to conduct the full range of activities permitted under the Bank Holding Company Act of 1956, as amended.

    The Company, as an introducing broker, executes securities transactions on behalf of its customers through a third party clearing broker on a fully disclosed basis. The securities transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. The Company also earns income from the sales of annuity contracts, insurance products and advisory products, as well as from participating in underwriting transactions.

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Cash and Cash Equivalents
    The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

    Credit Losses
    Certain of the Company's assets recorded at amortized cost are within the scope of Topic 326. If applicable, the Company records the estimate of expected credit loss as a valuation allowance account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit loss are reported as credit loss expense. In determining whether an allowance for credit loss is required, the Company assesses several factors including, but not limited to, the nature of the asset and its expected life, the creditworthiness of the counterparty and historical losses, if any. There was no allowance for credit loss at December 31, 2021.

    Furniture and Equipment
    Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

    Income Taxes
    The Company's tax provision is determined pursuant to Financial Accounting Standards Board ("FASB") ASC 740. The Company files a consolidated federal income tax return with Hancock Whitney Corporation and determines its tax expense or benefit on a separate return basis. Pursuant to the Company's tax sharing agreement, the Company recognizes tax benefits to the extent they are utilized in the consolidated federal and state returns. Additionally, certain state income tax returns, as applicable, are filed by the Company on a stand-alone basis. Income tax balances are settled within a reasonable amount of time upon cash transactions with taxing authorities (generally not more than 10 business days).

Income taxes are accounted for using the asset and liability method. Current tax liabilities or assets are recognized for the estimated income taxes payable or refundable on tax returns to be filed with respect to the current year. Deferred tax assets and liabilities are based on temporary differences between the financial statement carrying amounts and the tax bases of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are established against deferred tax assets if, based on all available evidence, it is more likely than not that some or all of the assets will not be realized. The benefit of a position taken or expected to be taken in a tax return is recognized when it is more likely than not that the position will be sustained on its technical merits. The effects of changes in tax rates and laws upon deferred tax balances are recognized in the period in which the legislation is enacted.

Revenue Recognition
Income from sales of annuity contracts
The Company, as agent, provides its customers with access to both fixed and variable annuity products through the use of third party carriers. Upon selection of an annuity product, the customer enters into a policy with the carrier. The Company's performance obligation is satisfied when the contracts are accepted by the carrier, for which a fee is earned from the carrier based on agreed upon fee percentages.

Fee income
Fee income includes portfolio management and advisory service fees for investment products sold by our brokers. These are monthly fees charged on a contractual basis to customers for the management of their investment portfolios, generally based on the asset balances maintained in these portfolios which are directly influenced by market performance and client behavior. Fee income also includes certain trailing fees on mutual funds and annuity products that are based on contractual terms and are also directly influenced by market performance and client behavior. Fees are recorded as earned and when the uncertainties, such asset balances or other contractual terms, are known. Fees are recorded on a gross basis, with expenses reflected in the appropriate expense line item.

Commission income on other investments products
Commission income on other investment products represents income earned from the sale of investment products (other than annuity contracts). The Company provides its customers with access to these investment products through the use of a third party clearing broker to meet their financial needs and investment objectives. Upon selection of an investment product, the customer enters into a brokerage account arrangement with the third party clearing agent. The performance obligation is satisfied by fulfilling its responsibility to acquire the investment for which a commission is earned based on agreed-upon commission percentages on the trade date, which is the date the Company fills the order and confirms the trade with the customer. As the principal in the arrangement, the Company recognizes the investment services commissions on a gross basis, with expenses reflected in the appropriate expense line item.

Commission income from insurance products
Commission income from insurance products includes commission revenue that is recognized with the sale of insurance policies. The Company may receive commissions at the inception of the policy or over time, as long as the policy remains active, on a monthly, quarterly or annual basis. The Company's performance obligation is connecting the customer to the insurance products and, for new policies, is fulfilled on the date of issuance. Any upfront (first year) commissions are known amounts and recognized on the issuance date. The Company also receives contingent commission income from insurance companies as additional incentive for achieving specified premium volume goals and/or the loss experience of the insurance placed. Commissions on annual renewals are variable amounts, including uncertainties related to cancellation of the policy prior to a certain time-period or the determination of a policy asset value as of a particular point in time that cannot be

determined in advance. Contingent commissions, including policy renewals, are recognized monthly, quarterly or annually when determinable, which is generally when such commissions are received or when we receive data from the insurance companies that allows the reasonable estimation of these amounts.

Underwriting income
Underwriting income includes fees for services arising from securities offerings or placements in which the Company acts as a co-manager in an underwriting syndication. Revenue is recognized when the performance obligation is delivered, which is at the time the underwriting or service is substantially complete and income is reasonably determinable. Income is based on the participation percentage and syndication fee percentage in accordance with the contract terms. Any costs associated with these transactions are reflected in the appropriate expense line item.

Interest, dividends and other income
Interest, dividends and other income includes interest and dividend income on balances with a third party clearing agent, as well as other miscellaneous income earned. Income is recorded on the accrual basis, or on a cash basis if not material and/or is considered constrained.

Commissions paid
Commissions paid to brokers are recorded as securities transactions occur and are paid to the financial advisors on a settlement date basis, which is not materially different from the trade date. Commission paid are reflected in the "Employee compensation and benefits" line item in the Statement of Income and Comprehensive Income.

Share-Based Compensation
The Company's employees participate in share-based compensation plans sponsored by the Parent. Share-based compensation consists of restricted share awards. The fair value of restricted share awards is based on the Parent's closing stock price on the day preceding the grant date. The Company is allocated a portion of share-based compensation expense from its Parent, recognized over the requisite service period.

Retirement Benefits
The Company's employees participate in defined benefit pension and other defined benefit postretirement plans for eligible employees sponsored by the Parent. The amounts reported in the financial statements with respect to these plans are based on actuarial valuations that incorporate various assumptions regarding future experience under the plans. The Company also offers a defined contribution plan (401(k) plan) sponsored by the Parent that covers substantially all associates that have been employed for 60 days and meet certain other requirements and employment classifications. Expenses associated with these plans are allocated to the Company by the Parent.

2.   **Fair Value of Assets and Liabilities Measurements**

The FASB defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The FASB's guidance also establishes a fair value hierarchy that prioritizes the inputs to these valuation techniques used to measure fair value, giving preference to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs such as a reporting entity's own data (level 3). Level 2 inputs include quoted prices for similar assets or liabilities in active markets,

quoted prices for identical assets or liabilities in markets that are not active, observable inputs other than quoted prices, such as interest rates and yield curves, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

The Company reports an interest-bearing money market deposit account ("money market account") in cash and cash equivalents. The money market account is recorded, on a recurring basis, at an amount that approximates fair value. The money market account offers daily liquidity and there is no stated maturity. The money market account totaled $14,192,296 at December 31, 2021. Under the fair value hierarchy, cash and cash equivalents are classified as Level 1 and are measured on a recurring basis.

The Company has no assets or liabilities measured at fair value on a nonrecurring basis.

3. **Income Taxes**

At December 31, 2021, the Company had a deferred tax asset of $505,806, which is primarily attributable to employee compensation and benefits, with no valuation allowance, as management believes it is more likely than not that the deferred tax asset will be fully realized. At December 31, 2021, the Company had no state net operating losses ("NOL"). Total income tax expense for the year ended December 31, 2021 was $1,562,934, which is comprised of current tax expense of $1,842,215 and a deferred tax benefit of ($279,281). At December 31, 2021, $521,260 was due to the Parent for net income taxes payable.

Generally, the tax years open for examination are 2018 to the present. The following table presents a summary of the factors that affect income tax expense for the year ended December 31, 2021:

	Amount	Rate
Taxes computed at statutory rate	$ 1,276,410	21.00 %
State income taxes (net of federal income tax benefit)	300,748	4.95
Other permanent differences	20,623	0.33
Employee share-based compensation	(23,071)	(0.38)
Return to provision adjustment	(11,776)	(0.19)
Income tax expense	$ 1,562,934	25.71 %

The Company did not have any uncertain tax positions at December 31, 2021. Uncertain tax positions are the differences between a tax position taken, or expected to be taken on a tax return, and the benefit recognized and measured for accounting purposes. The Company does not expect the liability for unrecognized tax benefits to change significantly in 2022. The Company recognizes interest and penalties, if any related to income tax matters in income tax expense; no interest or penalties were recognized in 2021.

4. **Related-Party Transactions**

As of December 31, 2021, the Company had $3,392,135 of cash on deposit with Hancock Whitney Bank (the "Bank"), a wholly-owned subsidiary of the Parent. As of December 31, 2021, the Company has a net due to affiliate totaling $98,991 for intercompany settlement of cash transactions, mostly

for operating expenses paid through Hancock Whitney Bank. Intercompany settlements generally occur each business day.

The Company has an agreement with the Bank whereby the Bank, through its Trust and Asset Management business, provides certain investment services to the Company. The Company paid $24,000 to the Bank in 2021 pursuant to this agreement.

The Company operates in facilities that are leased from the Bank for which $324,945 was charged in 2021 to the Occupancy and Equipment line item in the Statement of Income. The related-party agreement is short-term in nature and cancellable at any time with a thirty day notice.

Included in Other Expense on the Statement of Income are $1,736,059 of allocated expenses by the Bank for shared facilities and other expenses. Shared expenses are allocated using direct variables such as square footage, number of employees, capital, revenues and percentage of time worked.

Expense associated with Parent sponsored share-based compensation was $262,412 in 2021. Employee pension and retirement plan expense associated with Parent sponsored plans totaled $699,159 in 2021.

On June 30, 2020, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Revolving Note") with the Parent as the means to increase regulatory capital if needed. The Revolving Note allows the Company to borrow from the Parent amounts up to $10,000,000 on a revolving basis during a three-year credit period. Borrowings bear interest at LIBOR plus 1.5% and are subject to other terms and conditions acceptable with FINRA. The Revolving Note has a scheduled maturity date of June 30, 2024. During the year ended December 31, 2021, the Company did not borrow, nor did it have any balances outstanding, under this revolving note.

Refer to Note 1 – Organization and Significant Accounting Policies for discussion of the Company's tax sharing arrangement with the Parent.

5. **Clearing Organization**

The Company clears securities transactions through the clearing broker National Financial Services, LLC (NFS), on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from counterparties' failure to fulfill their contractual obligations. This right applies to all trades executed through the clearing broker, and therefore the Company believes there is no maximum amount assignable to this right. At December 31, 2021, the Company did not have material liabilities with regard to this right. The clearing organization requires a security deposit of $100,000 to be maintained by the Company. This amount is reflected as other assets on the accompanying Statement of Financial Condition

The Company is further exposed to credit risk for commissions receivable from the clearing broker and other unaffiliated institutions. Such credit risk is generally limited to the amount of receivable from brokers, dealers, and clearing organization.

6. **Regulatory Requirements**

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a

broker dealer who does not carry customers' accounts, but receives checks, drafts, or other evidences of indebtedness made payable to itself, is required to maintain net capital, as defined in the Rule, of $250,000, or 6.67% of aggregate indebtedness, whichever is greater. In addition, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2021, the Company had net capital of $13,320,671, which was $13,070,671 in excess of its required net capital of $250,000. The Company had aggregate indebtedness of $2,982,977 and an aggregate indebtedness to net capital ratio of 0.22 to 1.00 at December 31, 2021.

The Company has entered into a written agreement with its clearing firm that requires the clearing firm to perform a proprietary inventory of introducing brokers reserve computation with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in underwriting transactions.

7.   **Commitments and Contingencies**

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not reasonably estimable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the Company's Statement of Financial Condition for these transactions.

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. The Company's management expects, based upon defenses available and after consultation with legal counsel, the ultimate resolution of other litigation and claims will not have a material effect on the Company's results of operations or financial condition.

8.   **Subsequent Events**

On February 7, 2022, (i) the Company entered into an Insurance Networking Agreement with Cetera Investment Services LLC, a registered broker-dealer, and (ii) the Parent's wholly-owned subsidiary Hancock Whitney Bank entered into a Full Service Networking Agreement with Cetera Investment Services LLC and Cetera Investment Advisers LLC, a registered investment adviser (collectively, "Cetera"). Under these agreements, the client investment services of the Company's business will transfer to Cetera, pending regulatory approval. Cetera will provide clients with investment and insurance solutions and investment advisory services using its integrated platform through its financial consultants located at Hancock Whitney Bank branch locations under the name "Hancock Whitney Financial Consultants." The Company will remain under the ownership of Hancock Whitney Corporation and will operate as a limited purpose broker-dealer for corporate and municipal

underwriting and other limited services. The transition is expected to become effective during the latter half of 2022.

The Company has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, February 25, 2022 and has determined that no other significant events occurred after December 31, 2021, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

Supplemental Schedules

Hancock Whitney Investment Services, Inc.
(A wholly owned subsidiary of Hancock Whitney Corporation)
Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2021   **Schedule I**

Net capital

Total stockholder's equity, qualified for net capital	$ 16,388,356
Less: Nonallowable assets	
Cash and cash equivalents	1,504,824
Receivables from clearing organizations and insurance companies	307,733
Underwriting fee receivable	288,392
Furniture and equipment	5,620
Deferred tax asset	505,806
Other assets	171,464
Total deductions	2,783,839
Net capital before haircuts on securities positions	13,604,517
Less: Haircuts - Investment Securities	283,846
Net capital	$ 13,320,671
Aggregate indebtedness	$ 2,982,977
Net capital requirement – greater of $250,000 or 6.67% of aggregate indebtedness	$ 250,000
Excess net capital	$ 13,070,671
Aggregate indebtedness to net capital ratio	.22
1/15 of aggregate indebtedness	198,865

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the computation above and the computation included in the Company's unaudited Part II FOCUS Report as of December 31, 2021, as amended, filed on February 25, 2022.

Hancock Whitney Investment Services, Inc.
(A wholly owned subsidiary of Hancock Whitney Corporation)
Computation for Determination of Reserve Requirements and Information Related to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2021   **Schedule II**

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company claims exemption from Rule 15c3-3 under the provisions of Rule 15c3-3, paragraph (k) (2) (ii) and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

There are no differences between the information above and the information included in the Company's corresponding unaudited December 31, 2021, as amended, filed on February 25, 2022, Part IIA FOCUS Report, other than due to the inclusion of Footnote 7.



Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Hancock Whitney Investment Services, Inc.

We have reviewed Hancock Whitney Investment Services, Inc.'s assertions, included in the accompanying Hancock Whitney Investment Services, Inc. Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

(2) The Company stated that it met the identified exemption provision throughout the year ended December 31, 2021 without exception.

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in underwriting transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2021 without exception.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 25, 2022

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, Louisiana 70112
T: (504) 558 8200; F: (504) 558 8960, www.pwc.com/us

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)

Exemption Report Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2021

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Exemption Report Pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2021

Hancock Whitney Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in underwriting transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

HANCOCK WHITNEY INVESTMENT SERVICES, INC.

I, Ronald J. DeBlanc, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Ronald J. DeBlanc, Sr. Vice President and CFO, Hancock Whitney Investment Services, Inc.

February 25, 2022



Report of Independent Accountants

To the Management and Board of Directors of Hancock Whitney Investment Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Hancock Whitney Investment Services, Inc. (the "Company") for the year ended December 31, 2021. Management of Hancock Whitney Investment Services, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: payment dated July 21, 2021 in the amount of $12,395 was compared to check number 107257 dated July 21, 2021, obtained from Ron DeBlanc, SVP, Chief Financial Officer ("CFO") and payment in the amount of $12,747 was compared to check number 112663 dated February 23, 2022, obtained from Ron DeBlanc, SVP, CFO, noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 to the Total revenue amount of $29,498,089 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2021, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2c(1), "Revenues from distribution of shares of registered open end investments company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products", of $12,213,556 to supporting schedules, including SIPC 7 2021 Support provided by Ronald DeBlanc, SVP, CFO, noting no differences.

   b. Compared deductions on line 2c(3), "Commissions, floor brokerage and clearance paid to other SPIC members in connection with securities transactions", of $513,116 to supporting schedules, including SIPC 7 2021 Support provided by Ronald DeBlanc, SVP, CFO, noting no differences.

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, Louisiana 70112
T: (504) 558 8200; F: (504) 558 8960, www.pwc.com/us



c. Compared deductions on line 2c(9)(i), "Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income", of $10,212 to the supporting schedules, including SIPC 7 2021 Support provided by Ronald DeBlanc, SVP, CFO, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $16,761,205 and $25,142, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated the mathematical accuracy of the supporting schedule SIPC 7 2021 Support supporting deductions on line 2c(1), noting no differences.

   c. Recalculated the mathematical accuracy of the supporting schedule SIPC 7 Support supporting deductions on line 2c(3), noting no differences.

   d. Recalculated mathematical accuracy of the supporting schedule SIPC 7 Support supporting deductions on line 2c(9)(i), noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors and Management of Hancock Whitney Investment Services, Inc. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hancock Whitney Investment Services, Inc.
Hancock Whitney Center
701 Poydras Street, Suite 3100
New Orleans, LA 70139-6001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ronald DeBlanc (504)-729-1147

2. A.	General Assessment (item 2e from page 2)	$ 25,142
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/21/2021 Date Paid	(12,395)
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	12,747
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 12,747

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 12,747

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hancock Whitney Investment Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18th day of February, 20 22.

SVP, CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 29,498,089

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

    (2) Net loss from principal transactions in securities in trading accounts.   _____

    (3) Net loss from principal transactions in commodities in trading accounts.   _____

    (4) Interest and dividend expense deducted in determining item 2a.   _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

    (7) Net loss from securities in investment accounts.   _____

        Total additions   _____

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   12,213,556

    (2) Revenues from commodity transactions.   _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   513,116

    (4) Reimbursements for postage in connection with proxy solicitation.   _____

    (5) Net gain from securities in investment accounts.   _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    _____   _____

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 10,212

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

        Enter the greater of line (i) or (ii)   10,212

        Total deductions   12,736,884

2d. SIPC Net Operating Revenues $ 16,761,205

2e. General Assessment @ .0015 $ 25,142

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) _Line 2a_ For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) _Adjustments_ The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

  (a) _Additions_ Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

  (b) _Deductions_ Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. _Interest on Assessments_. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

    (A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

    (B) charges for executing or clearing transactions in securities for other brokers and dealers;

    (C) the net realized gain, if any, from principal transactions in securities in trading accounts;

    (D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

    (E) interest earned on customers' securities accounts;

    (F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

    (G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

    (H) income from service charges or other surcharges with respect to securities;

    (I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

    (J) fees in connection with put, call, and other options transactions in securities;

    (K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

    (L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

    Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation